Room 4561

January 26, 2007

Mr. Kevin J. Krakora
Executive Vice President
and Chief Financial Officer
Diebold, Incorporated
5955 Mayfair Road
PO Box 3077
North Canton, OH 44720

>   **Re: Diebold, Incorporated**
>   **Form 10-K for the Fiscal Year Ended December 31, 2005**
>   **Filed March 14, 2006**
>   **File No. 001-04879**

Dear Mr. Krakora:

We have reviewed your response letter dated January 24, 2007 and have the following additional comment. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 5: Property, Plant and Equipment, page 33

1.   We have considered your response to prior comment number 1 and it remains unclear to us why you have classified rotable spares in property, plant, and equipment. Please provide the following:

- Explain, in sufficient detail, why you believe that it was appropriate to amortize the cost of the pool of parts over the expected period for which they were used, as opposed to recording the cost of parts in the periods in which they were actually used. As part of your response, explain why it would be appropriate for different maintenance contracts to bear the same amount of cost for rotable spares without regard to the extent to which the spares were actually consumed in connection with specific contracts;

- Your response to prior comment number 1 indicates that your accounting is consistent with the AICPA Industry Guidelines for the airline industry. Please explain to us how you considered the fact that rotable spares in the airline industry are used in the company's own fixed assets however your rotable spares appear to be used in assets that belong to your customers.

- Please explain to us, in reasonable detail, why you believe that your model as referenced to CON 6 is a more appropriate accounting model than that described in Q&A #12 of TIS Section 2140. In this regard, we note that Q&A #12 of TIS Section 2140 clearly indicates that refurbished parts used in connection with maintenance agreements should be accounted for as inventory and recorded to expense in the period that they are used.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or me at (202) 551-3451 if you have questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief